

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2018

Darren Wells
Chief Financial Officer
GOODYEAR TIRE & RUBBER CO /OH/
200 Innovation Way
Akron, Ohio 44316-0001

      Re: GOODYEAR TIRE & RUBBER CO /OH/
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed February 8, 2018
          File No. 001-01927

Dear Mr. Wells:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing and Construction